UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E - 3

RULE 13e-3 TRANSACTION STATEMENT
 (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

CoSine Communications, Inc.

(Name of the Issuer and Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

221222607

(CUSIP Number of Class of Securities)

Terry R. Gibson
President and Chief Executive Officer
CoSine Communications, Inc.
61 East Main Street, Suite B
Los Gatos, California 95030
(408) 399-6494

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
 John V. Erickson, Esq.
Andrew H. Pontious, Esq.
Collette Erickson Farmer & O'Neill LLP
235 Pine Street, Suite 1300
San Francisco, California 94104
(415) 788-4646

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e - 3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

Calculation of Filing Fee
Transaction Valuation (1)		Amount of Filing Fee (2)
$44,002.56		$ 3.14

(1) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 20,316 shares of common stock for $2.24 per share in cash in lieu of issuing fractional shares to holders of less than 500 shares of common stock after the proposed reverse/forward stock split.

(2) The filing fee is calculated in accordance with Rule 0 - 11(b) and Fee Rate Advisory #4 for Fiscal Year 2010 by multiplying the Transaction Valuation of $44,002.56 by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0 - 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3.24
Form or Registration No.:  Schedule 13E-3/A
Filing Party:  CoSine Communications, Inc.
Date Filed:  September 3, 2010

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

     This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on September 3, 2010 (as amended, the “Schedule 13E-3”) and is being filed by CoSine Communications, Inc., a Delaware corporation (the “Company”), in connection with a proposed transaction to deregister its shares of common stock, $0.0001 par value per share (the “Common Stock ”), under the federal securities laws. At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of amendments to the Company’s Certificate of Incorporation to effect a 1-for-500 reverse stock split immediately followed by a 500-for-1 forward stock split of the Common Stock.

      This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.   Summary Term Sheet

      The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.   Subject Company Information

      (a) Name and Address. The name of the subject company is CoSine Communications, Inc., a Delaware corporation. The Company’s principal executive offices are located at 61 East Main Street, Suite B, Los Gatos, California 95030. The Company’s telephone number is (408) 399-6494.

      (b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.0001 par value per share, of which 10,090635 shares were outstanding as of September 1, 2010.

      (c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

      (d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

      (e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

      (f) Prior Stock Purchases. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases and Equity Awards” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person

      (a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – Directors and Executive Officers” and "INFORMATION ABOUT THE COMPANY — Information Concerning Steep Partners Holdings L.P. and Steel Partners II, L.P.” is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Information Concerning Steep Partners Holdings L.P. and Steel Partners II, L.P.” is incorporated herein by reference.

      (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – Directors and Executive Officers” and "INFORMATION ABOUT THE COMPANY — Information Concerning Steep Partners Holdings L.P. and Steel Partners II, L.P.” is incorporated herein by reference.

Item 4.   Terms of the Transaction

      (a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

      (c) Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” and “— Material Federal Income Tax Consequences,” and SPECIAL FACTORS — Fairness of the Transaction,” “— Effects of the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

      (d) Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights,” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements

      (a) Transactions. The information set forth in the Proxy Statement under "SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons" and "— Vote Required for Approval of the Transaction at the Special Meeting," "SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons" and "— Stockholder Approval," and "INFORMATION ABOUT THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements" and "— Certain Relationships and Related Transactions" is incorporated herein by reference.

     (b) Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. Not applicable.

      (e) Agreements Involving the Subject Company’s Securities . The information set forth in the Proxy Statement under "SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons" and "— Vote Required for Approval of the Transaction at the Special Meeting" and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and "— Stockholder Approval" is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals

      (b) Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Date” is incorporated herein by reference.

      (c) Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction”, “— Purposes of and Reasons for the Transaction,” “— Effects of the Transaction,” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” “— Effects of the Transaction,” and “— Conduct of Our Business After the Transaction” and "INFORMATION ABOUT THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects

      (a) Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Transaction,” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.

      (b) Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.

      (c) Reasons. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Transaction,” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.

      (d) Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Purposes and Reasons for the Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Advantages of the Transaction,” “— Disadvantages of the Transaction,” and “— Material Federal Income Tax Consequences,” and “SPECIAL FACTORS — Purposes and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” “— Effects of the Transaction,” “— Conduct of Our Business After the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.   Fairness of the Transaction

      (a) Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee's and Board's Recommendation of the Transaction" and "— Fairness of the Transaction,” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Transaction,” "— Special Committee's and Board's Recommendation of the Transaction," "—  Reservation of Rights,"— Fairness of the Transaction,” “— Advantages of the Transaction,” and “— Disadvantages of the Transaction,” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” “— Alternatives to the Transactions,” and “— Valuation Analysis of Financial Advisor” is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons" and "— Vote Required for Approval of the Transaction at the Special Meeting" and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and "— Stockholder Approval" is incorporated herein by reference.

      (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction,” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Valuation Analysis of Financial Advisor” is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee's and Board's Recommendation of the Transaction," and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

     (f) Other Offers. None.

Item 9.   Reports, Opinions, Appraisals and Negotiations

      (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee's and Board's Recommendation of the Transaction" and "Fairness of the Transaction,” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “—Valuation Analysis of Financial Advisor” is incorporated herein by reference.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee's and Board's Recommendation of the Transaction" and "Fairness of the Transaction,” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “—Valuation Analysis of Financial Advisor” is incorporated herein by reference.

      (c) Availability of Documents. The full text of the valuation presentation of Cassel Salpeter & Co. dated August 27, 2010 is attached as Annex C to the Proxy Statement. The full text of the preliminary valuation presentation of Cassel Salpeter & Co. dated August 17, 2010 is attached hereto as Exhibit C(ii). The valuation presentations of Cassel Salpeter & Co. dated August 27, 2010 and August 17, 2010 are also available for inspection and copying at the Company’s principal executive offices, 61 East Main Street, Suite B, Los Gatos, California 95030.

Item 10.   Source and Amounts of Funds or Other Consideration

      (a) Source of Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

      (b) Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction,” “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

      (c) Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company

      (a) Securities Ownership. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation

      (d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” “— Vote Required for Approval of the Transaction At the Special Meeting,” “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “— Stockholder Approval” is incorporated herein by reference.

      (e) Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and "— Stockholder Approval" is incorporated herein by reference.

Item 13.   Financial Statements

      (a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2010. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

      (b) Pro forma Information. Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used

      (a) Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

      (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

Item 15.   Additional Information

      (b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.   Exhibits

      (a) Notice of Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on October 8, 2010).

      (b) Not applicable.

      (c)(i) Valuation Presentation of Cassel Salpeter & Co., dated August 27, 2010 (incorporated herein by reference to Annex C of the Proxy Statement).

  * (c)(ii) Preliminary Valuation Presentation of Cassel Salpeter & Co., dated August 17, 2010.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

*  Previously filed with the Schedule 13E-3 filed by the Company on September 3, 2010.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COSINE COMMUNICATIONS, INC.

By:	/s/Terry R. Gibson
Name: Terry R. Gibson
Title: President and Chief Executive Officer

Dated: October 8, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)
Notice of Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on October 8, 2010).

(c)(i)	Valuation Presentation, dated August 27, 2010 (incorporated herein by reference to Annex C of the Proxy Statement).

*(c)(ii)	Preliminary Valuation Presentation, dated August 17, 2010.

* Previously filed with Schedule 13E-3 filed by the Company on September 3, 2010.